06-12

[redacted]

14048159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities Americas LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally **(212) 698-3309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/18/14

AFFIRMATION

I, Desmond Kenneally, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2013 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Desmond Kenneally
Financial Principal

Subscribed to before me on
this 28th day of February 2014

Notary Public

ANNE J. EQUALE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
LIC. #01EQ4706916
COMMISSION EXPIRES 2/28/2018

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Natixis Securities Americas LLC

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Natixis Securities Americas LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2013
(In Thousands of U.S. dollars)

Assets

Cash	$	20,331
Cash segregated for regulatory purposes		18,000
Securities purchased under agreements to resell, net		9,394,626
Securities borrowed		11,928,611
Securities received as collateral		2,257,695
Securities owned, at fair value (includes securities pledged of $7,992)		169,267
Due from clearing corporations, net		168,365
Due from affiliates		6,626
Accrued interest receivable		4,336
Other assets		8,664
Total Assets	$	23,976,521

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase, net	$	8,735,711
Securities loaned		12,051,343
Obligation to return securities received as collateral		2,257,695
Securities sold, not yet purchased, at fair value		92,648
Due to Parent		96,859
Borrowing from affiliate		260,396
Accrued interest payable		4,877
Other liabilities		9,768
Total liabilities		23,509,297
Liabilities subordinated to claims of general creditors		150,000
Member's equity		317,224
Total Liabilities and Member's Equity	$	23,976,521

The accompanying notes are an integral part of the statement of financial condition

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor under the Investment Advisors Act of 1940.

The Company engages in several classes of services, including principal and agency transactions in both domestic and foreign equities, and investment banking businesses. The Company also participates in private placement and advisory activities and engages in proprietary matched book securities financing transactions, which are collateralized by U.S. government and agency securities, and equity securities. The Company also acts as an investment advisor to both related and unrelated parties.

The Company is a wholly-owned subsidiary of Natixis North America LLC ("NNA") which in turn is a wholly owned subsidiary of Natixis US Holdings Inc. ("NUSHI"). NNA and NUSHI are incorporated in Delaware. NUSHI is an indirect wholly owned subsidiary of Natixis S.A. ("Natixis Paris"), an entity organized in Paris, France. Natixis Paris is a majority owned subsidiary of Group BPCE. The Company, along with other affiliates, comprises Natixis Paris wholesale banking activities in the United States.

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased and deferred taxes.

Cash and cash equivalents
The Company considers all highly liquid investments, including money market funds, purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Amounts placed with affiliates, are not considered cash and cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits. At December 31, 2013, the Company had no cash equivalents.

Cash segregated for regulatory purposes
The Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

Securities financing transactions

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")

Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty. Repurchase agreements and reverse repurchase agreements (together "repos") entered into with netting members of the Fixed Income Clearing Corporation ("FICC"), that settle through the Government Securities Division ("GSD") of the FICC and meet the criteria of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 210 are presented net in the Company's statement of financial condition. Repos entered into that do not meet the netting requirements are presented on a gross basis.

Securities borrowed and securities loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received in connection with the transactions and are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, as applicable.

Securities received as collateral and obligation to return securities received as collateral

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. The Company reports the fair value of these securities and the related obligation to return the collateral in accordance with ASC Topic 860, *Transfers and Servicing* issued by the FASB.

Additional information regarding the Company's securities financing activities is included in Notes 4, 8 and 14.

Securities owned and securities sold, not yet purchased, at fair value

The purchases and sales of securities owned and securities sold, not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices, dealer quotations or internally developed models.

Customer transactions

Customer securities transactions are recorded on a settlement date basis.

Fair value of financial instruments

The Company assesses the fair value of its financial instruments as described below:

Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use quoted market prices from securities exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily cash equivalents.

Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources
The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions. This subjectivity makes these valuations inherently less reliable than quoted market prices.

Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources
Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Substantially all of the Company's assets and liabilities are carried at contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term secured receivables, securities purchased under agreements to resell, securities borrowed and certain other receivables. Similarly, the Company's liabilities such as short term borrowings, securities sold under agreements to repurchase, and securities loaned and certain other payables and its liabilities subordinated to the claims of general creditors are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears fixed income securities transactions through the GSD of the FICC, and clears non-fixed income securities through the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corporation ("OCC"). The Company also clears "when issued" government sponsored entity mortgage backed securities through the Mortgage Backed Securities Division ("MBSD") of the FICC. These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Deposits and borrowings
Short term deposits and borrowings are carried at the principal amount deposited or borrowed. These amounts are generally transacted with affiliates.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. Pursuant to a tax sharing arrangement, NNA allocates to the Company, under a parent down approach, its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized in the NUSHI tax return regardless of whether such benefits could ultimately be realized on a standalone basis. The need for a valuation allowance is determined at the NNA/NUSHI level rather than at the level of the Company. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

Translation of foreign currency
Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of the statement of financial condition date.

3. Recently Issued Accounting Standards

Disclosure Regarding the Definition of a Public Entity
In December 2013, the FASB issued Accounting Standards Update ("ASU") 2013-12, *Definition of a Public Business Entity*, which amends the FASB Master Glossary to include one definition of a public business entity for use in U.S. GAAP and identifies the types of organizations that would be excluded from the scope of the *Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies* once it is finalized. This update will not affect existing reporting requirements. The definition of a public business entity will be used by the FASB, the Private Company Council, and the Emerging Issues Task Force in specifying the scope of future financial accounting and reporting guidance. There is no effective date for this ASU, however the FASB will begin using the term Public Business Entity beginning with ASU 2014-01. Under the guidance issued in ASU 2013-12, as a broker dealer, the Company is considered a Public Business Entity.

Disclosure Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities

In February 2013, the FASB issued ASU 2013-03, *Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities* which clarifies guidance in ASU 2011-04. This ASU clarifies that the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (as Level 1, Level 2, or Level 3) does not apply to private companies and nonpublic not-for-profits for items that are not measured at fair value in the statement of financial condition, but for which fair value is disclosed. The adoption of this standard did not have a material effect on the Company's statement of financial condition.

Disclosure About Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* which amends ASC Topic 210 to add new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with financial instruments and derivatives. The amendments in this ASU will enhance disclosure required under GAAP by requiring improved information about financial instruments and derivative instruments that offset in accordance with existing requirements or are subject to an enforceable master netting arrangement or similar agreement. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. This guidance does not amend the existing guidance on when it is appropriate to offset.

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The new ASU addresses concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. The new disclosure requirements, permitted under ASC 210-20-45, are effective for annual reporting periods beginning on or after January 1, 2013. The additional disclosures required by this ASU are included in Note 4 and did not have a material effect on the Company's statement of financial condition.

4. Offsetting Assets and Liabilities

The following table presents the gross and net securities financing activities and the related offsetting amounts permitted under ASC 210-20-45:

	As of December 31, 2013				
In thousands of US dollars	Gross Amount of Recognized Assets	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Assets Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (2)	Net Amounts (3)
Offsetting of financial assets:					
Securities purchased under agreements to resell	$13,137,584	$3,742,958	$9,394,626	$9,348,551	$46,075
Securities borrowed	11,928,611	-	11,928,611	11,906,820	21,791
Total	$25,066,195	$3,742,958	$21,323,237	$21,255,371	$67,866

In thousands of US dollars	Gross Amount of Recognized Liabilities	Gross Amount offset on the Statement of Financial Condition (1)	Net Amount of Liabilities Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (2)	Net Amounts (3)
Offsetting of financial liabilities:					
Securities sold under agreements to repurchase	$12,478,669	$3,742,958	$8,735,711	$8,735,711	$ -
Securities loaned	12,051,343	-	12,051,343	12,049,267	2,076
Total	$24,530,012	$3,742,958	$20,787,054	$20,784,978	$2,076

(1) Includes financial instruments subject to enforceable master agreements that are permitted to be offset under ASC 210-20-45.

(2) Includes financial instruments and cash collateral subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45.

(3) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value consist primarily of equity securities, U.S. government obligations and corporate obligations at December 31, 2013. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 6.

Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities in the statement of financial condition as of December 31, 2013 at fair value. However, these transactions may result in additional risk if the fair value of the securities changes subsequent to December 31, 2013.

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall

within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value Measurements on a Recurring Basis as of December 31, 2013 (in thousands of U.S. dollars)			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities owned, at fair value:				
Equities	$ -	$ 154	$ 10,596	$ 10,750
U.S. government obligations	-	8,537	-	8,537
Corporate obligations	-	149,980	-	149,980
Total Assets	$ -	$ 158,671	$ 10,596	$ 169,267
Liabilities:				
Securities sold, not yet purchased, at fair value:				
Equities	$ -	$ 94	$ -	$ 94
U.S. government obligations	-	36,262	-	36,262
Corporate obligations	-	56,292	-	56,292
Total Liabilities	$ -	$ 92,648	$ -	$ 92,648

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2013.

7. Due from Clearing Corporations, net

As of December 31, 2013, amounts due from clearing corporations, net consist of the following:

	(In thousands of U.S. dollars)
Deposits	$ 159,510
Securities failed to deliver, net	(458)
Margin account	(602)
Other	9,915
	$ 168,365

8. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates. Natixis Paris fully guarantees the Company's market obligations. The following table sets forth the Company's related party assets and liabilities as of December 31, 2013:

	(In Thousands of U.S. dollars)
Assets	
Cash	$ 546
Securities purchased under agreements to resell, net	2,072,501
Securities borrowed	8,891,956
Due from affiliates	6,626
Accrued interest receivable	393
Total Assets	$ 10,972,022
Liabilities	
Securities sold under agreements to repurchase, net	$ 8,502,337
Securities loaned	4,575,201
Due to Parent	96,859
Borrowing from affiliate	260,396
Accrued interest payable	325
Liabilities subordinated to claims of general creditors	150,000
Total Liabilities	$ 13,585,118

9. Employee Benefit Plans

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company contributes a matching contribution equal to 50% of the employee contributions up to the maximum amount permitted by the Internal Revenue Code. NNA is in the process of amending its 401(k) plan to provide an additional retirement contribution beginning in 2014 and annually thereafter. This enhanced retirement contribution will be provided to all active employees as of December 31 each year and will be based on a combination of employees age plus years of service and subject to vesting requirements.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates. Effective December 31, 2013, NNA amended this plan and ceased offering future benefits and vested all active employees 100% in their accrued benefit earned through the effective date of the plan amendment. This plan and the related trust were not liquidated and the remainder of the plan's provisions continues to be in effect.

Certain employees are eligible to receive awards under the Natixis Employee Retention and Performance Plan ("PRP Plan"). Awards may be granted annually in March and may be granted in the form of Conditional Value Units ("CVUs"), Deferred Conditional Bonus ("DCBs") and Deferred Value Units ("DVUs"). For awards granted prior to December 31, 2013, the value of these awards is expressed in Euros at the grant date and payable to the employee in US dollars based on prevailing exchange rate as described in the PRP document. Awards granted in 2013 and thereafter are expressed in US dollars. Further as the future value of some of these awards are based on the value of Natixis Paris common stock and foreign exchange rates in effect at the time of payment, the employee retains the currency and equity risk inherent in these awards. The awards are subject to certain performance and vesting conditions as outlined in the PRP Plan documents. The Company accrues the value of the awards over the period the employee renders the required service.

10. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company had net capital of approximately $315.0 million which was 232% of aggregate debit balances and approximately $312.3 million in excess of minimum net capital.

At December 31, 2013 the Company has a $150.0 million subordinated loan from NNA that has a scheduled maturity date of December 31, 2014 and accrues interest at three-month LIBOR plus 325 basis points. The Company estimates that the fair value of its subordinated loan approximates its carrying value. The subordinated loan qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. Additional information regarding this subordinated loan is included in Note 16.

At December 31, 2013, the Company segregated cash of $18.0 million to a special reserve account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3), which is included in cash segregated for regulatory purposes in the accompanying statement of financial condition.

11. Income Taxes

At December 31, 2013, the significant components of the Company's deferred tax assets and liabilities are set forth below (in thousands of U.S. dollars):

Deferred tax assets		
Reserves	$	1,044
Net operating losses		832
Other		254
Gross deferred tax assets before valuation allowance		2,130
Valuation allowance		(6)
Gross deferred tax assets, net of valuation allowance		2,124
Deferred tax liabilities		
Securities owned		(4,424)
Deferred taxes, net	**$**	**(2,300)**

The Company has recorded a receivable from Natixis New York Branch of $3.1 million related to current taxes which is included in due from affiliates in the accompanying statement of financial condition. Additionally, the Company has recorded a receivable from NNA of $3.5 million related to current taxes which is included in due from affiliates in the accompanying statement of financial condition.

At December 31, 2013, the Company has federal, state and local net operating losses carried forward of approximately $2.2 million, $2.1 million and $0.6 million, respectively. These carryforwards are subject to annual limitations and will begin to expire in 2030.

In accordance with the realization criteria established by ASC 740, *Accounting for Income Taxes*, the above valuation allowance has been recorded against the deferred tax asset at December 31, 2013 representing the amount of state and local net operating losses carried forward by the Company, for which no benefit is expected in the future. Except for the foregoing valuation allowance, the Company believes it is more likely than not that the NUSHI consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards and other temporary differences when these items become deductible for tax purposes.

At December 31, 2013, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition. The Company's income tax returns are subject to examination from various governmental taxing authorities.

The results of Natixis Bleichroeder LLC, a predecessor broker-dealer to the Company, were included in the Natixis New York Branch tax returns from November 1, 2009 through September 30, 2011 and

as part of the NUSHI group thereafter. The Natixis New York Branch 2009 tax return is currently being examined by the Internal Revenue Service and New York City, respectively. The Company is currently under examination as part of the NUSHI group tax returns containing the period July 2, 2010 through December 31, 2010 by New York State and New York City, respectively. It is not possible to estimate when the current examinations may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2013.

12. Variable Interest Entities

As of April 15, 2013 the Company ceased as the administrator of a multi-seller asset-backed commercial paper conduit. At December 31, 2013, the Company had no amounts receivable or payable with the conduit.

13. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its statement of financial condition at December 31, 2013.

The Company is a member of various exchanges and clearing organizations that trade and clear securities or futures contracts, or both. Associated with these memberships, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the clearing organization. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the clearing organization had previously exhausted its resources. In addition, any such obligation would be apportioned among the other non-defaulting members of the clearing organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

14. Collateral Arrangements

The Company has received securities with a gross estimated fair value of $25.0 billion in connection with its securities financing activities as of December 31, 2013 which it can sell or re-pledge. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2013.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities and receives other securities as collateral. In instances where the Company can sell or re-pledge these securities received as collateral, it reports the fair value of these securities and the related obligation to return the securities received as collateral in the statement of financial condition. At December 31, 2013, approximately $2.3 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the statement of financial condition. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2013.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

15. Financial Instruments with Off-Balance Sheet Risk

The Company may at times sell financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2013.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities when allowed as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

16. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition is issued. Effective February 26, 2014, the Company received regulatory approval of the amended subordinated loan terms. The subordinated loan will mature December 31, 2019 and accrue interest at three-month LIBOR plus 182 basis points. There was no change to the principal amount which remains at $150.0 million. The Company did not have any other material subsequent events requiring disclosure in or adjustment to the statement of financial condition.

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Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
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www.deloitte.com

February 28, 2014

Natixis Securities Americas LLC
1251 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers , and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP